[Front Cover]

Pamet Systems, Inc.
1996 Annual Report

        Information Technologies for Public Safety

 Description of Business

Pamet Systems (the "Company"), designs, develops, installs, and supports computer software and turnkey computer and data communications systems for public safety agencies serving municipalities with populations under 250,000, as well as campus, public housing, and transit authority police agencies. The Company's innovative applications automate the acquisition, storage, processing retrieval, and communication of information for these agencies.

The principal products of the Company comprise an integrated suite of information management and communications systems, the foundation of which are the PoliceServer and FireServer products. PoliceServer is an integrated Computer-Aided Dispatch and records management system, which includes the clerical and record-keeping functions necessary for police department operation, from E9-1-1 integrated dispatch and booking to word processing and electronic mail. FireServer is an information management system and Computer-Aided Dispatch system that provides fire departments with data on structures, fire suppression plans, and hazardous materials management. Companion products include the ImageServer digital imaging system for management of mug shots and crime scene photos, and the MobileServer system of mobile computers for field reporting. The Company's products are currently marketed and installed in New England, the Southeastern states, and lower Midwestern states. Pamet is headquartered in Massachusetts and maintains a sales office in South Carolina.

The Company was incorporated on November 24, 1987 by Dr. Joel B. Searcy, its Chairman of the Board and President.

PoliceServer and FireServer are registered trademarks of the Company. MobileServer and ImageServer are trademarks of the Company.


Forward Looking Statements

        This Annual Report of Form 10-K contains some statements which are not historical facts. These forward-looking statements reflect management's current views, are based on many assumptions and factors and may involve risks and uncertainties. Certain factors and other information contained in this Annual Report on Form 10-K could cause such views, assumptions and factors and the Company's results of operations to be materially different.

To Our Stockholders:

The groundwork laid over the past several years came to fruition in 1996 as Pamet reached its goal of profitability while maintaining revenue growth and continuing new product development. The year also saw a successful reorientation of the Company's market position from that of a vendor of database and dispatch computers to a leading supplier of a comprehensive suite of information technologies for public safety. This suite of products, anchored by the PoliceServer and FireServer systems for Computer-Aided Dispatch (CAD) and police/fire records, now includes ImageServer for digital imaging, QueryStation for SQL database queries, and MobileServer for remote wireless access. Development was begun on a significant addition to the suite, a wide area networking product to allow police agencies to share offender data over a secure Intranet. This product is scheduled for deployment in 1997.

The second year of the COPS-MORE grant program was announced in 1996, and Pamet again conducted twelve sessions of its highly successful seminar in grant preparation. This Department of Justice grant program is highly competitive, national in scope, and this year is funded with $200 million under the terms of the 1994 Crime Bill. These grants, together with the required 25% local matching funds, will infuse up to $266 million into the markets we serve. Announcement of grant recipients is expected in the second quarter of 1997. Every department which attended our previous COPS-MORE grant seminars and then followed the strategy we provided was awarded a grant in that initial round awarded last year.

A recent poll of Massachusetts law enforcement agencies showed that Pamet is the state's leading supplier of law enforcement systems, with 125 agencies using our products. We hope to achieve similar market penetration in other states in which we market.

Finally, we have begun a project to rewrite our PoliceServer and FireServer software under the Microsoft NT operating system. All of our other products are already running under either NT or Windows 95, and we believe that the successful completion of this project will position Pamet as a true technology leader in our industry.

Thank you, our stockholders, for your support and confidence over the past year. While we are proud of the progress made in 1996, we're also working diligently to make 1997 an even more productive and successful year. If you have any suggestions, comments or questions, I encourage you to call, visit, or send e-mail to me at jsearcy@pamet.net.

[Signature]

Dr. Joel B. Searcy
Chairman of the Board
President

Business Strategy

Market Share

Fiscal 1996 was a year of growth for Pamet. The Company expanded its existing customer base in Massachusetts while simultaneously increasing its market share in other states.

In late 1996, the Massachusetts Executive Office of Public Safety issued a report naming Pamet as the leading information technology supplier to Massachusetts police departments.

[Map]

The Massachusetts 1996 Police Automation Survey Report was designed to "obtain information relevant to the status of computerization, equipment and technology applications by law enforcement in the Commonwealth." The survey was sent to the 351 municipal agencies and the State Police in Massachusetts in August of 1996 and received an 86% response rate. Respondents were asked to report the names of the computer vendors with whom they are contracted.

Pamet Systems led the response with 24% of the responding departments identifying Pamet as their main computer vendor. Not included in the study are the forty-eight Massachusetts police departments and municipal agencies that utilize Pamet software on shared computer systems. With the addition of these agencies, Pamet is the clear market leader in Massachusetts with more than 125 sites across the state.

The Company agrees with the report's findings that "the law enforcement community ... has greatly improved communication capabilities and integration of new technologies into their organizational structures. For example, entering police reports directly into laptops or mobile terminals in the cruisers increases accuracy, timeliness, and accessibility of information while decreasing the amount of time and personnel required."

The Company will continue to develop new products and improve existing products, with the goal of becoming the industry's leading information technology vendor on a national scale. With its suite of integrated information management products, Pamet plans to dramatically expand the role of information technologies in law enforcement agencies, initially in the New England, Southeastern U.S., and Midwestern U.S. markets.

Our Suite of Products

Products

In 1996 Pamet significantly expanded its suite of information management systems with the addition of two new products. ImageServer and MobileServer were designed to deliver enhanced options to PoliceServer and FireServer users. The addition of these products allowed Pamet to offer a fully integrated suite of information management products for law enforcement agencies. In addition to offering seamless integration with existing Pamet products, ImageServer and MobileServer may be sold as stand-alone products offering integration with other systems on the market.

ImageServer

The ImageServer digital imaging system is a complete capture, storage, and printing system for both color and monochrome images.

ImageServer is fully integrated with the PoliceServer and FireServer systems and supports unlimited numbers of images (mug shots, incident photographs, and the like). Its photo lineup capability permits both video and printed lineups. With the document scanning option, documents relating to individuals or incidents are permanently linked to database records and can be reprinted on demand. Incident-related images can be connected to incident reports, and these can include scans of existing photos and documents. Images can also be associated with department personnel files and property and evidence.

[ImageServer photo]


MobileServer

The MobileServer system consists of one or more mobile computers which connect to a police records and dispatch computer system by means of an Ethernet local area network. The MobileServer units can be mounted in an automobile or can be contained in a briefcase carrier. Communication with the base station is via a radio link utilizing the cellular radio system available in most areas. The units can thus act as fully interactive terminals to a PoliceServer computer system or to virtually any other system capable of support for Ethernet networking and the popular TCP/IP protocol. MobileServer units can also be used to communicate with other remote computer systems such as the Criminal Justice Information Systems (CJIS) operated by states, and can access the Internet directly in most areas. The intrinsic security provided by the CDPD packetized digital transmission system provides the needed secure environment for transmission of sensitive data.

[MobileServer photo]

Case Study / Bridgewater

 Case Study
Department:             Bridgewater Police Department
Town:                   Bridgewater, Massachusetts
Population:             24,000
Officer:                Dan Brophy

Pamet Products:         PoliceServer
                        ImageServer
                        MobileServer

Hardware:       Fourteen color terminals
                One 233 MHz Alpha Server
                Two Mobile Computers

The Problem:

When the Bridgewater Police Department first computerized eleven years ago, the department assumed their new system would reduce the time officers spent on paperwork and allow additional hours for community policing efforts. Much to their dismay, the department discovered that although their computer system helped keep better track of information, officers still spent several hours on paperwork through data entry.

[Bidgewater Police Department Photo]

"Even though officers used the computers to enter data, keep records, and complete reports, it still took almost as much time as it would doing it by hand," recalls Officer Dan Brophy. "We thought we were ahead of the game because we were 'automated.' Unfortunately, we just couldn't get the system to work to our advantage."

As the town got larger, Bridgewater officers couldn't afford to spend four hours at a computer just to file one incident report. They needed to be serving their community in person. That's when Bridgewater called on the experts at Pamet Systems to completely re-automate their department.

The Solution:

Recognizing the department's need to spend more time on the street, Pamet's first action was not only to update the department's software, but its hardware as well. Pamet added a new server and fourteen terminals with increased speeds, allowing data entry, record retrieval, and printing to be reduced to nearly half the time formerly required.

Pamet next installed PoliceServer, which significantly reduced the amount of time officers spent on paperwork because of the single-entry philosophy of Pamet's software. Once a Bridgewater officer entered a piece of information such as a name or address on one form, that same information automatically appeared on all required reports and need never be typed again. The PoliceServer system also provided a significant increase in overall functionality relative to the previous system.

[Photo of Pamet Headquarters]

The third step was to introduce Pamet's MobileServer to officers who were on the road. The mobile computers were installed in the cruisers and gave officers the ability to access the department database from a remote location or crime scene. This gave officers the ability to instantly cross-check an address or pull up master name file information without the aid of a dispatcher. Officers can also complete their reports while in the field, reducing the time they spend in the station doing paperwork.

The fourth application that Pamet integrated into the Bridgewater system was ImageServer. Through the use of Pamet's imaging system, officers can photograph an incident and enter it directly into their incident report file, allowing them to keep detailed visual records. ImageServer also works with mug shots and documents connected to particular people and incidents. Today a Bridgewater officer can instantly pull up a mug shot of a repeat offender, even with his or her MobileServer system.

The Results:

"Our biggest single accomplishment in 1996 is the addition of Pamet's MobileServer and our officers' ability to instantly access PoliceServer from the road," says Brophy. "Pamet Systems has developed a totally integrated package of computer software and hardware that has consolidated the efforts of the officers, whether they're in the office or on the beat. Not only has Pamet developed automation that frees us up from time-consuming paper work, but it also enhances our ability to do our job. We couldn't be happier."

                   Management's Discussion and Analysis
             of Financial Condition and Results of Operations.

General

         The Company's net sales consist primarily of sales of software and turnkey computer systems and support and update service fees. Sales increased 125.4% during the 12 month period ended December 31, 1996 (the 1996 period) from the 12 month period ended December 31, 1995 (the 1995 period). Management believes that the large sales increase and resulting profitability for the 1996 period were due partially to communities purchasing systems as a result of the "Cops More 95" grants of the 1994 Crime Bill being released in early 1996. In addition, the Company is experiencing increased demand for its newer ImageServer and MobileServer products which enhance the PoliceServer and FireServer products. The Company believes sales will remain strong as a result of its new products and will continue when the "Cops More 96" grant awards are announced. The Company continues to believe there are significant market opportunities based on the Crime bill funding, the establishment of E911 centers, communities' heightened emphasis on crime, and the awareness by communities that computer systems can improve the efficiency and effectiveness of their public safety resources. The Company has also seen increased emphasis on the coordination of public safety systems between neighboring towns, county, and state police organizations. The Company's products are designed and marketed with the option to be used in this type of regional application.

Results of Operations

         Year Ended December 31, 1996 vs. Year Ended December 31, 1995. Net sales increased 125.4% to $2,468,073 in the 1996 period from $1,094,735 in the 1995 period. Sales of turnkey systems and hardware upgrades increased $1,075,409 or 216.4% to $1,572,402 for the 1996 period from $496,993 for the
1995 period. The number of system sales increased from 7 in the 1995 period to 27 in the 1996 period. Hardware upgrades increased to 10 in the 1996 period from 9 in the 1995 period. The increase in the total revenue and total number of systems sold can be partially attributed to the delayed purchases of systems that were funded through "Cops More 95" grants associated with the 1994 Crime Bill. The remainder of the sales can be attributed to increasing availability of funding from communities for public safety activities, both fire and police. Awards from "Cops More 95" portion of the 1994 crime bill that were included in revenues for the 1996 period were $574,749 or 23.3% of sales, representing 12 system sales and 3 system upgrades. A portion of the "Cops More 95" grants are in the Company's backlog at year end or are yet to be awarded. The software portion of the systems sales increased 315.9% to $736,937 for the 1996 period from $177,172 for the 1995 period while the hardware portion of system sales increased 161.2% from $319,821 for the 1995 period to $835,465 for the 1996 period.
The disproportional increase in software system sales can be attributed the significantly larger increase in turnkey systems sales which include a software component rather than the hardware only upgrades that occurred in 1995. Sales of the ImageServer product increased to $246,737 for the 1996 period from $91,552 in the 1995 period. Sales of the mobile computer systems (MobileServer) increased from $12,491 for the 1995 period to $78,490 for the 1996 period. Support revenues increased $42,913 or 12.0% to $402,007 for the 1996 period from $359,094 for the 1995 period. This increase reflects the increasing customer base.

         Cost of sales increased $397,929 or 74.0% to $935,683 for the 1996 period from $537,754 for the 1995 period. The cost of sales increased due to the overall increase in sales. Gross profit increased 175.1% or $975,409 to $1,532,390 for the 1996 period from $556,981 for the 1995 period. Gross margin as a percentage of net sales increased to 62.1% for the 1996 period from 50.9% for the 1995 period. This increase in margin corresponds to the increase in the software component of 1996 sales compared to 1995 sales. In 1995, system software sales represented only 16.2 % of sales, whereas in 1996 system software sales increased to 29.9% of sales.

         Operating expenses increased $148,964 or 14.0% to $1,213,196 for the 1996 period from $1,064,232 for the 1995 period. The most significant increases were due to increases in payroll, commission costs, Cops More 95 and 96 Grant Seminar expenses, training expenses, and tax penalties.

         Personnel costs increased 16.2% to $738,221 for the 1996 period from $635,245 for the 1995 period. The increase expense results from additional staffing consisting of a new marketing communications representative, a support specialist and commissions paid on sales. Rent, utilities and telephone decreased 8.8% to $62,574 for the 1996 period from $68,585 for the 1995 period reflecting minor decreases in telephone and rent. Travel and entertainment expenses increased $13,059 or 28.8% to $58,459 for the 1996 period from $45,400 for the 1995 period due to the increased travel associated with the remote sales and program management activities in the Southeast region. Spending on Professional fees was essentially the same in both 1995 and 1996. Depreciation expense decreased 25.1% to $60,963 for the 1996 period from $81,409 for the 1995 period reflecting the reduced depreciation on the older computer equipment and office furnishings. Other operating expenses increased 36.1% or $59,839 to $225,797 for the 1996 period from $165,958 for the 1995 period. The most significant components of this increase were the write-off of the Cops More 1995 pre-paid grant seminars which took place during the 1994 period and were expensed in the 1996 period to coincide with the resulting revenue from these grants, and tax penalties.

         Net interest expense increased to $80,138 for the 1996 period compared to a net expense of $62,092 for the 1995 period. This reflects the increased interest expense associated with working capital loans obtained from Directors and Officers required by the significant growth in sales. The Company's mobile demo vehicle, no longer necessary for on-site demonstrations, was sold during 1996 generating a gain of $4,500.

         The profit for the 1996 period was $243,681 or $.10 per share compared to a loss of $569,202 or $(.29) per share for the 1995 period. The increase can be attributed to the Company's increased sales and improved gross margins as noted above.

Liquidity and Capital Resources

         The Company's working capital improved to a deficit of $78,293 at December 31, 1996 from a deficit of $322,412 at December 31, 1995. Cash increased to $55,353 at December 31, 1996 from $28,264 at December 31, 1995.

The improvement in working capital reflects the sustained profitability from operations for the year. Accounts receivable increased to $602,672 at December 31, 1996 from $246,161 at December 31, 1995, reflecting the increased level of sales through the end of the 1996 period. The Company is experiencing an accounts receivable age that averages 60 days sales outstanding.

         The Company's backlog exclusive of support revenues is in excess of $360,000 at March 27, 1997. The awards from the "Cops More 96" grant submissions which based on discussions with the department of Justice should be awarded in the first half of 1997 combined with sales of the Company's suite of products should help sustain sales growth in 1997. In addition, the Company is continuing to consider projects to increase its cash position such as mergers, acquisitions, or other business combinations. To date no agreements in these areas have been signed. Subsequent to year-end, the Company has received a signed letter of intent indicating the commitment to purchase 200,000 shares of the Company's common stock at $2.75 per share through a private placement. The transaction has not been completed at this time. The Company has also secured a line of credit for $300,000 from officers and directors to support working capital needs. The Company believes its existing backlog as well as its current market position will be sufficient to ensure the continued operations through the end of the year.

         As of December 31, 1996, the Company had accumulated approximately $3,700,000 and $1,900,000 in net operating loss carryforwards for federal and state income tax purposes respectively. The loss carryforwards expire in the year 2009. Under the Internal Revenue Code of 1986, as amended, the rate at which a corporation may utilize its net operating losses to offset its income for federal tax purposes is subject to specified limitations during periods after the corporation has undergone an "ownership change".
It has been determined that an ownership change did take place at the time of the Company's initial public offering. However, the limitations on the loss carryforward exceed the accumulated loss at the time of the "ownership change". Thus there is no restriction on its use.

Seasonality

         For the majority of the municipalities in the states in which the Company has sold its products through the Company's fiscal 1996, the fiscal year commences July 1. The Company bills the majority of its customers for annual software support charges on July 1 of each year. Consequently, cash flow representing software support revenues has tended to be higher in the second half of the Company's fiscal year, although software support revenues are recognized ratably over the fiscal year.

Other Matters

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 encourages, but does not require, that an entity account for employee stock compensation under a fair-value based method. However, SFAS 123 also allows an entity to continue to measure compensation cost for employee stock-based compensation plans using the intrinsic value-based method of accounting prescribed by APB Opinion No. 25,

"Accounting for Stock Issued to Employees" (APB 25). Effective for fiscal years beginning after December 15, 1995, entities electing to remain with accounting under APB 25 are required to make pro forma disclosures of net income and earnings per share as if the fair value-based method of accounting under SFAS 123 had been applied. The Company will continue to account for employee stock-based compensation under APB 25 and has made the pro forma disclosures required under SFAS 123.

Inflation

         Inflation has not had a significant impact on the Company's operations to date.

                               Pamet Systems, Inc.

                                  BALANCE SHEET


ASSETS                                                     December 31, 1996
--------                                                   -----------------
CURRENT ASSETS
   Cash                                                          $55,353
   Accounts receivable, net of allowance for
     doubtful accounts of $25,000                                602,672
   Inventory, net of reserve of $5,000                            85,915
   Prepaid expenses and other current assets                      20,252
                                                                 -------
                                   TOTAL CURRENT ASSETS          764,192

PROPERTY AND EQUIPMENT, NET                                      918,442

RESTRICTED CASH                                                   27,146
                                                               ---------
                                           TOTAL ASSETS       $1,709,780
                                                               =========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable                                             $314,729
   Accrued expenses                                              107,134
   Notes payable-related party                                   173,099
   Deferred software maintenance revenue                         231,918
   Current portion of long-term debt                              15,605
                                                               ---------
                              TOTAL CURRENT LIABILITIES          842,485

LONG TERM DEBT, less current portion                             494,725
UNEARNED SUPPORT REVENUE                                          54,123

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
   Preferred stock, $.01 par value, 1,000,000
     shares authorized, none issued
   Common stock, $.01 par value, 7,500,000 shares
     authorized; 2,102,250 issued and outstanding                 21,023
   Additional paid-in capital                                  4,107,605
   Accumulated deficit                                        (3,810,181)
                                                               ---------
                             TOTAL STOCKHOLDERS' EQUITY          318,447
                                                               ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                    $1,709,780
                                                               =========

See accompanying notes to financial statements.


                               PAMET SYSTEMS, INC.

                              STATEMENTS OF INCOME

                                                      Year Ended December 31,
                                                         1996          1995
                                                      ---------      --------
Net hardware and software sales                      $2,066,066      $735,641
Software support revenues                               402,007       359,094
                                                      ---------     ---------
                     TOTAL REVENUES                   2,468,073     1,094,735

Cost of sales                                           935,683       537,754
                                                      ---------     ---------
                     GROSS PROFITS                    1,532,390       556,981


Operating expenses
  Personnel costs                                       738,221       635,245
  Rent, utilities and telephone                          62,574        68,585
  Travel and entertainment                               58,459        45,400
  Professional fees                                      67,182        67,635
  Depreciation                                           60,963        81,409
  Other operating expenses                              225,797       165,958
                                                      ---------     ---------
                     TOTAL OPERATING EXPENSES         1,213,196     1,064,232
                                                      =========     =========

Income (loss) from operations                           319,194      (507,251)
Interest income                                           1,118         3,213
Interest expense                                        (81,256)      (65,305)
Gain on sale of property and equipment                    4,500            --
Other income                                                125           141
                                                        -------       -------
                     NET INCOME (LOSS)                 $243,681     $(569,202)
                                                        =======       =======

Earnings (loss) per common share                           $.10         $(.29)
                                                           ====          ====


Shares used in computing earnings                     2,395,384     1,971,459
(loss) per common share                               =========     =========


See accompanying notes to financial statements.

                              PAMET SYSTEMS, INC.

                      STATEMENTS OF STOCKHOLDERS' EQUITY

                                        Additional                       Total
                     ___Common_Stock__     Paid-in   Accumulated  Stockholders'
                      Shares   Amount      Capital       Deficit        Equity
                     -------- --------  ----------   -----------     ---------
BALANCE AT
JANUARY 1, 1995     1,966,250  $19,663  $4,049,009  $(3,484,660)      $584,012

NET LOSS                                               (569,202)      (569,202)

CONVERSION OF
STOCK OPTIONS          52,000      520      23,620           --         24,140
                    ---------   ------     -------     --------       --------
BALANCE AT
DECEMBER 31, 1995   2,018,250   20,183   4,072,629   (4,053,862)        38,950



NET INCOME                                              243,681        243,681


CONVERSION OF
STOCK OPTIONS          84,000      840      34,976           --         35,816
                    ---------   ------     -------     --------      ---------

BALANCE AT
DECEMBER 31, 1996   2,102,250  $21,023  $4,107,605  $(3,810,181)      $318,447
                    =========   ======   =========    =========        =======

See accompanying notes to financial statements.


                               PAMET SYSTEMS, INC.

                            STATEMENTS OF CASH FLOWS

                                                  Year Ended December 31,
                                                    1996           1995
                                                  ---------      ---------
OPERATING ACTIVITIES
  Net income (loss)                               $243,681      $(569,202)
  Adjustments to reconcile net income (loss) to
    net cash used for operating activities:
    Depreciation and amortization                   60,963        163,561
    Gain on sale of property and equipment          (4,500)           --

  Changes in operating assets and liabilities:
    Accounts receivable                           (356,511)       217,958
    Inventory                                      (58,994)        32,333
    Prepaid expenses and other current assets       26,392         (3,042)
    Other assets                                     1,025            398
    Restricted cash                                   (696)          (685)
    Accounts payable                                69,213        (75,470)
    Accrued expenses                               (33,550)        62,085
    Deferred software maintenance and
      unearned support revenue                      16,724        102,776
                                                    ------        -------
         Net cash used for
           operating activities                    (36,253)       (69,288)
                                                   --------       --------
INVESTING ACTIVITIES

  Expenditures for property
    and equipment                                  (56,809)        (4,095)
  Proceeds from sale of property and equipment       4,500          1,783
                                                     -----        -------
       Net cash used for investing activities      (52,309)        (2,312)
                                                   --------       -------
FINANCING ACTIVITIES

  Proceeds from notes payable-related party        243,000        211,899
  Payment of notes payable-related party          (151,000)      (140,800)
  Payments of long-term debt                       (12,165)       (11,478)
  Issuance of capital stock                         35,816         24,140
                                                    ------        -------
    Net cash provided by
      financing activities                         115,651         83,761
                                                   -------         ------
                       NET INCREASE IN CASH         27,089         12,161

   Cash at beginning of period                      28,264         16,103
                                                    ------         ------
                       CASH AT END OF PERIOD       $55,353        $28,264
                                                   =======        =======
  SUPPLEMENTAL DISCLOSURES OF CASH

    FLOWS INFORMATION
      Cash paid for interest                        $78,000       $65,000
                                                    =======        =======


See accompanying notes to financial statements.

                             PAMET SYSTEMS, INC.

                        NOTES TO FINANCIAL STATEMENTS


NOTE A--NATURE OF OPERATIONS

Pamet Systems, Inc. (the Company), a Massachusetts corporation, was formed in November 1987 to engage in the business of designing, developing, installing, and servicing computer software systems for the municipal market throughout the Eastern United States, principally in the area of public safety. Credit is granted to certain customers, most of which are municipalities. The Company generally does not require collateral.

The Company's committed backlog at December 31, 1996 was in excess of $500,000 (unaudited). Management believes that this level of backlog and its anticipated sales are adequate to sustain operations through the end of fiscal year 1997.

However, the ultimate success of the Company is still dependent upon its ability to secure adequate interim and permanent funding to meet its working capital needs and the successful marketing of its products and services through expansion of the Company's operations. Some directors and officers of the Company, under certain circumstances, have agreed to provide short term financing on a temporary basis as needed. Management believes the Company's current sources of liquidity and funding are adequate to sustain operations. Management is also trying to enhance its financial position by obtaining permanent additional financing. There can be no assurance, however, that the Company's operations will be sustained or be profitable in the future or that adequate sources of financing will be available at all, when needed or on commercially acceptable terms.

NOTE B--SIGNIFICANT ACCOUNTING POLICIES

Restricted Cash: In connection with its mortgage agreement, the Company is required to maintain an interest reserve account with the mortgagor. Withdrawals from the account are restricted to the payment of mortgage principal or interest.

Property and Equipment: Property and equipment are stated at cost and are depreciated on the straight line or accelerated methods over their estimated useful lives, which range from 3 to 31.5 years.

Capitalized Software Development Costs: Prior to 1995 the Company capitalized certain software development costs in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Cost of Computer Software to be Sold, Leased, or Otherwise Marketed." Software development costs were capitalized at the lower of cost or net realizable value beginning with the establishment of the technological feasibility of the related products as defined in the Statement. Research and development costs, which are not material, are charged to expense as incurred. In 1995 all of the Company's capitalized software development costs were determined to have no net realizable value and were written off. Amortization of capitalized software costs amounted to $86,152 in 1995, and is included in cost of sales.

Inventory: Inventory, which consists primarily of computer-related supplies, is stated at the lower of cost (first-in, first-out) or market value.

Deferred Software Maintenance Revenue and Unearned Support Revenue: Deferred software maintenance revenue and unearned support revenue represent revenue relating to software support, updates and warranties which the Company has not yet earned. Software maintenance fees are recognized ratably over the period of the service contract. The portion of the maintenance fee associated with the sale of a first time system or software that relates to the initial maintenance period is also recognized ratably over the period of the extended service.

Revenue Recognition: The Company generally recognizes product revenue upon shipment. Revenues for products with extensive installation requirements under contractual agreements are recognized upon customer acceptance.

Earnings (loss) per Common Share: Earnings per share is computed using the weighted average number of shares of common stock outstanding and dilutive common equivalent shares from stock options, using the treasury stock method. Loss per common share is computed using the average number of common shares outstanding. Fully diluted earnings per share is the same as, or not materially different from primary earnings per share and, accordingly, is not presented.

Stock Based Compensation: The Company measures compensation expense relative to employee stock based compensation plans using the intrinsic value-based method of accounting as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". However, the Company will disclose the pro forma amounts of net income and earnings per share as if the fair value-based method of accounting prescribed by Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" had been applied. See the Stockholders' Equity footnote for these disclosures.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Pamet Systems, Inc.

Notes to Financial Statements
  (continued)

Income Taxes: The Company accounts for income taxes according to the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities and are measured using enacted tax rates and tax laws that will be in effect when the differences are expected to reverse. The primary component of the Company's deferred tax asset as of December 31, 1996, which is fully reserved, is net operating loss carryforwards.

NOTE C--RELATED-PARTY TRANSACTIONS

Director Compensation: The Company paid approximately $14,000 in both 1996 and 1995 to a stockholder and director for financial accounting consulting services.

Notes Payable - Related party consist of the following:

                                                                     1996
                                                                    ------
Notes payable to directors for unsecured advances.                $173,099
                                                                  ========

NOTE D--PROPERTY AND EQUIPMENT AND ACCUMULATED DEPRECIATION

Property and equipment at December 31 is as follows:


                        Balance at
                         Beginning                              Balance at
                                of    Additions                     End of
Classification              Period      at Cost  Retirements        Period
--------------          ----------    ---------  -----------    ----------
Land                      $231,283                                $231,283
Building                   758,728                                 758,728
Furniture & Fixtures       118,049       $4,801                    122,850
Computer Equipment         293,960       27,114     $(3,787)       317,287
Automobiles                 22,900       24,894     (22,900)        24,894
                         ---------     --------     --------    ----------
             TOTALS     $1,424,920    $  56,809    $(26,687)    $1,455,042
                         =========     ========      ======      =========

Year Ended December 31, 1995:
  Land                  $  231,283                              $  231,283
  Building                 758,728                                 758,728
  Furniture and Fixtures   116,700     $  1,349                    118,049
  Computer Equipment       323,982        2,746   $ (32,768)       293,960
  Automobiles               22,900           --          --         22,900
                        ----------     --------     -------     ----------
            TOTALS      $1,453,593     $  4,095   $ (32,768)    $1,424,920
                        ==========     ========    ========     ==========

Accumulated depreciation at December 31 is as follows:

                        Balance at
                         Beginning    Additions                 Balance at
                                of      Charged                     End of
Classification              Period   To Expense  Retirements        Period
--------------          ----------   ----------  -----------    ----------
Year Ended December 31, 1996:
  Building                $111,849     $ 24,123                  $ 135,972
  Furniture and Fixtures    98,689        9,878                    108,567
  Computer Equipment       268,886       22,241     $(3,787)       287,340
  Automobiles               22,900        4,721     (22,900)         4,721
                          --------     --------   ----------      --------
             TOTALS       $502,324     $ 60,963   $ (26,687)      $536,600
                          ========     ========     ========      ========


Year Ended December 31, 1995:
  Building                $ 87,699    $  24,150                  $ 111,849
  Furniture and Fixtures    86,664       12,025                     98,689
  Computer Equipment       254,636       45,235  $ (30,985)        268,886
  Automobiles               22,900           --          --         22,900
                          --------     --------   ----------      --------
             TOTALS       $451,899      $81,410  $ (30,985)       $502,324
                          ========     ========    ========       ========

Pamet Systems, Inc.

Notes to Financial Statements
  (continued)

NOTE E--ACCRUED EXPENSES

Accrued expenses includes the following:


                                                          December 31, 1996
                                                          -----------------
Accrued payroll and vacation                                 $  52,026
Accrued and withheld payroll taxes                              20,680
Other                                                           34,428
                                                               -------
                                                             $ 107,134
                                                               =======

NOTE F--COMMITMENTS AND CONTINGENCIES


Legal Fees: In May of 1992, the Company entered into an agreement with its present attorney to pursue different financing arrangements, acquisitions or mergers. Approximately $15,000 of legal fees associated with this agreement have not yet been billed to the Company, since they are to be paid principally out of the proceeds of any resulting transaction. The amount, if any, that will be ultimately paid by the Company, and under what conditions, in connection with this legal work is uncertain at this time.


NOTE G--LONG TERM DEBT

In March 1992, the Company secured a $560,000 mortgage on its facility. On September 21, 1996 the note was extended for a one year term with monthly payments determined according to a twenty-year amortization period. $5,499, including interest at 10.25%, is payable monthly. In addition, the note is subject to several conditions, including:

           - Four officers, directors and/or stockholders of the Company are limited guarantors of the note to the extent of $50,000 each. In connection with these guarantees these four officers, directors and/or shareholders were paid $1,500 each in the current year.

           - Payment of dividends is restricted, requiring approval of the mortgagor.

           - Salary increases for officers are restricted, requiring approval of the mortgagor.

Subsequent to December 31, 1996, the bank issued a commitment letter that indicates this mortgage will be renewed for one year, until September 1998. Payment terms and interest rates, although not finalized, are expected to remain consistent with current terms and rates. Maturities reflect these terms and rates.

Annual principal maturities of long-term debt are as follows:
      Year ending  December 31, 1997             $ 15,605
                   December 31, 1998              494,725
                                                  -------
                                                 $510,330
                                                  =======

NOTE H--STOCKHOLDERS' EQUITY

Stock Option Plans: In 1990, the Company adopted a Stock Option Plan under which the Board of Directors may grant incentive or non-qualified stock options to employees, directors and consultants of the Company. The maximum number of shares of stock subject to issuance under option arrangements is 400,000 shares. These options, of which a total of 51,000 had been exercised at December 31, 1996, are exercisable within a ten-year period from the date of the grant, generally fully exercisable when issued to directors and exercisable 20% per year and continuing over five years for employees and consultants. The options are not transferrable except by will or domestic relations order. The option price per share under the Plan is not less than the fair market value of the shares on the date of grant.

Stock-based compensation expense under the fair value-based method of accounting would have resulted in pro forma net income and earnings (loss) per common share approximating the following amounts:

                              1996                            1995
                   As Reported    Pro Forma        As Reported    Pro Forma
                   -----------    ---------        -----------    ---------
Net Income (loss)     $243,681     $186,967         $(569,202)   $(629,543)
                       =======      =======           =======      =======
Earnings (loss)
per common share          $.10         $.08             $(.29)       $(.32)
                           ===          ===               ===          ===

The fair value for each option granted during 1996 and 1995, reflecting the basis for the above pro forma disclosures, was determined on the date of grant using the Black-Scholes option-pricing model. The following assumptions were used in determining fair value through the model:

                                          1996                1995
                                          ----                ----
Expected Life                         5-8 years *         2-8 years *
Risk-free interest rate             6.23%-6.74% *       5.98%-6.39% *
Expected Volatility                        136%                164%

*Amounts vary due to graded vesting for options granted to employees and differences between options granted to employees and granted to directors.

The Company recognizes forfeitures as they occur.

The application of fair value-based accounting in arriving at the pro forma disclosures above is not an indication of future income statement effects. The pro forma disclosures do not reflect the effect of fair-value accounting on stock-based compensation awards granted prior to 1995.

Pamet Systems, Inc.

Notes to Financial Statements
  (continued)

Stock option activity for the two year period ended December 31, 1996 is as follows:

                                                       Weighted Average
                                                 ----------------------------
                      Number     Exercise Price  Exercise  Fair Value  Remain-
                      Of Options Per Share          Price    at grant ing Life
                      ---------- --------------  --------  ---------- --------
Outstanding
January 1, 1995           294,500  $.02 - $5.50      $.37              7 years

Granted to Directors       8,000          $1.00     $1.00       $ .94
Granted to Employees      41,000          $1.44     $1.44       $1.41
Exercised                (17,000)          $.02      $.02
Cancelled                 (6,000)          $.02      $.02
                          ------      ---------     -----       -----  -------
Outstanding
December 31, 1995        320,500     $.02-$5.50      $.55                 5.71
                                                                         years
Granted to Directors       8,000          $1.12     $1.12       $1.00
Granted to Employees      54,500          $3.50     $3.50       $3.27
Exercised                (34,000)  $.02 - $1.44      $.06
                         --------  ------------     -----       -----  -------
Outstanding
December 31, 1996        349,000   $.02 - $5.50     $1.07                 5.08
                                                                         years
                         =======   ============     =====       =====  =======


Exercisable at
December 31, 1996        214,800   $.02 - $5.50      $.60
                         =======   ============     =====
Exercisable at
December 31, 1995        207,900   $.02 - $5.50      $.60
                         =======   ============     =====


Available for Grant
At December 31, 1996           0
                         =======

Available for Grant
At December 31, 1995      64,500
                         =======

In addition, The company also issued the following stock options outside of any formalized plan as follows;

                                                         Weighted Average
                                                  ----------------------------

                          Number Exercise Price  Exercise  Fair Value  Remain-
                      Of Options      Per Share     Price    at grant ing Life
                      ---------- --------------  --------  ---------- --------
Outstanding
January 1, 1995           50,000           $.80      $.80             10 years

Granted to Directors
and Officers in
consideration for
providing short
term financing           105,000           $.68      $.68        $.67

Exercised                (35,000)          $.68      $.68
                         --------       -------      ----        ----  -------
Outstanding
December 31, 1995        120,000    $.68 - $.80      $.73                 9.60
                                                                         years
Exercised                (50,000)          $.68      $.68

Cancelled                 (5,000)          $.68      $.68
                         --------       -------      ----        ----  -------
Outstanding
December 31, 1996         65,000    $.68 - $.80      $.77                 8.20
                                                                         years
                         =======    ===========      ====        ====  =======


On January 1, 1997 options representing 8,000 shares were granted to directors at an exercise price of $2.75 per share.

NOTE I--INCOME TAXES

There is no current provision for federal or state income taxes due to the Company's utilization of past operating loss carryforwards to completely offset taxable income in 1996. During 1995 the Company recorded a deferred tax asset from the benefit of net operating losses in the amount of $118,000. The cumulative amount of this deferred tax asset is $710,000 at December 31, 1996. This deferred tax asset is fully reserved due to the Company's history of operating losses prior to 1996. Thus Management has concluded that the realization of the benefit is not likely. The Company has available for federal and state income tax purposes net operating loss carryforwards of approximately $3,700,000 and $1,900,000 respectively, which may be used to offset future taxable income. If unused, these net operating loss carryforwards expire in 2009.

The reconciliation of income tax attributable to operations computed at the U.S. federal statutory tax rates to income tax expense for 1996 is as follows:

Tax at U.S. Statutory Rates             $82,852               34%

State income taxes, net of
federal tax effect                           --                --

Other                                  $(15,403)             (34)%

Effect of net operating
loss carryforwards                     $(67,449)             (34)%
                                        -------             ------


TOTALS                                 $    --                -- %
                                        =======             ======


NOTE J--SIGNIFICANT CUSTOMERS

There were no sales to individual customers that were greater than 10% of total revenues for the years ended December 31, 1996 and 1995.


NOTE K--ECONOMIC DEPENDENCY

The Company obtained approximately 33% of its merchandise from one source in 1996. Management believes that if this supplier ceased providing merchandise, the Company could find alternative suppliers without serious interruption of business.

NOTE L--SUBSEQUENT EVENT

On February 24, 1997, the Company obtained a signed letter of intent from a potential investor indicating a desire to purchase 200,000 shares of the Company's common stock at a price of $2.75 per share.

NOTE M--QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for 1996 and 1995 is as follows:

                                            Quarter Ended
                        ----------------------------------------------------

                      March 31,       June 30,   September 30,   December 31,
                         1996           1996            1996           1996
                       --------       --------        --------       --------
Revenues             $ 238,204       $ 759,321        $788,402     $ 682,146
Gross Profits          164,413         496,540         468,604       402,833
Operating Income
  (loss)               (86,133)        215,006         120,233        70,088
Net Income
  (loss)              (101,280)        193,073          97,403        54,485
Income (loss)
  per share          $    (.05)      $     .08       $     .04       $   .03

                                            Quarter Ended
                        ----------------------------------------------------

                      March 31,       June 30,   September 30,   December 31,
                         1995           1995            1995           1995
                       --------       --------        --------       --------
Revenues             $ 180,127      $ 335,780        $267,427     $  311,401
Gross Profits           82,206        220,145         161,058         93,572
Operating Income
  (loss)              (176,993)       (27,528)       (131,256)      (171,474)
Net Income
  (loss)              (189,459)       (43,208)       (148,323)      (188,212)
Income (loss)
  per share          $    (.10)      $   (.02)     $     (.07)      $   (.10)


                        REPORT OF INDEPENDENT AUDITORS


  Board of Directors and Stockholders
  Pamet Systems, Inc.


  We have audited the accompanying balance sheet of Pamet Systems, Inc. as of December 31, 1996, and the related statements of income, stockholders' equity and cash flows for each of the two years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pamet Systems, Inc. as of December 31, 1996, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



  Carlin, Charron & Rosen LLP



  March 20, 1997
  Worcester, Massachusetts

                                     Company Information
Board of Directors
                                     For a copy of Company's Form 10-KSB for
Dr. Joel B. Searcy                   fiscal 1996 or other information about
Chairman of the Board                the Company contact,
President                            Investor Relations
                                     Lauren E. Searcy
Richard C. Becker                    Pamet Systems, Inc.
Vice President, Chief Operating      1000 Main Street
Officer, Treasurer, Director and     Acton, MA  01720
Assistant Clerk                      (508) 263-2060
                                     lsearcy@pamet.net
Arthur V. Josephson, Jr.
Clerk and Director                   Auditors
Accounting Consultant
                                     Carlin, Charron & Rosen LLP
Laurence B. Berger                   446 Main Street
Consultant                           Worcester, MA 01608

Dr. Stanley J. Robboy                Transfer Agent
Professor of Pathology, Obstetrics
and Gynecology and Director of       Continental Stock Transfer &
Gynecologic Pathology, Duke          Trust Company
University Medical Center            2 Broadway
                                     New York, NY  10004
Lee Spelke
Financial Consultant                 Annual Meeting

Officers                             The annual meeting of Pamet Systems, Inc.
                                     will be held on Friday, May 30, 1997 at
Dr. Joel B. Searcy                   10:00 am at Pamet Systems, 1000 Main St.,
Chairman of the Board                Acton, Massachusetts
President
                                     Pamet Systems, Inc. Offices
Richard C. Becker
Vice President, Chief Operating      Headquarters
Officer, Treasurer, Director and     1000 Main Street
Assistant Clerk                      Acton, MA  01720
                                     (508)-263-2060

                                     1836 Ashley River Road
                                     Suite 130
                                     Charleston, SC  29407
                                     (803)-766-8111

                                     Legal Counsel

                                     Shereff, Friedman, Hoffman & Goodman, LLP
                                     919 Third Ave.
                                     New York, NY  10022

                                     Stock Listing

                                     Pamet Systems, Inc. stock is traded on
                                     the NASDAQ OTC (Symbol: PAMT)

[Back Cover]


Pamet Systems, Inc.
1000 Main Street
Acton, MA  01720
(508)-263-2060
FAX (508)-263-4158